                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                         -----------------------------
                                (Name of issuer)

                                  Common Stock
                         ------------------------------
                         (Title of class of securities)

                                   058246109
                                --------------
                                (CUSIP number)

                             Kenneth W. Pavia, Sr.
                         Bolero Investment Group, L.P.
                           1101 E. Balboa Boulevard
                         Newport Beach, CA  92661-1313
                                (714) 675-3850
               -------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                               November 21, 1996
            -------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

                               Page 1 of 4 Pages
                           Exhibit Index is on Page 4

       This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          The information concerning one of the proposed nominees, Mr. Edward McDonnell, set forth in Amendment No. 3 to the Schedule 13D is hereby amended to read as follows:

Mr. Edward McDonnell. Mr. McDonnell currently serves as Senior Advisor to Seagrams Company LTD and MCA. He previously served as a director and executive vice-president of Seagrams and as executive vice-president of the Pillsbury Company.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1   Joint Filing Agreement dated as of July 17, 1996, which was filed as
            Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 25, 1996

                                    Bolero Investment Group, L.P.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        -----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   General Partner



                                     /s/ Kenneth W. Pavia, Sr.
                                    ---------------------------------------
                                    Kenneth W. Pavia, Sr.



                                    FHI, Inc.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        ----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   President

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1   Joint Filing Agreement dated as of July 17, 1996, which was filed as
            Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.